

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

February 11, 2021

VIA EMAIL

Bradley W. Berman
Mayer Brown LLP
1221 Avenue of the Americas
New York, New York 10020-1001

Re: Strategas Trust and Strategas Securities, LLC; SEC File No. 812-15161

Dear Mr. Berman:

By Form APP-WD filed with the Securities and Exchange Commission on January 5, 2021, you requested that the above-captioned application, filed on September 18, 2020, under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Kaitlin C. Bottock

Kaitlin C. Bottock
Branch Chief
Chief Counsel's Office

cc: Laura L. Solomon